Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$54,599	$52,513	$(96,266)	$(71,859)	$(53,320)
Fixed Charges	34,440	21,373	22,034	22,757	17,751
Total Earnings	89,039	73,886	(74,232)	(49,102)	(35,569)
Fixed Charges:
Interest expense, including amortization of debt issue costs	29,943	17,057	17,746	19,764	16,782
Estimated interest factor of rental expense	4,497	4,316	4,288	2,993	969
Total fixed charges	34,440	21,373	22,034	22,757	17,751

Ratio of earnings to fixed charges	2.6	3.5	—	—	—
Deficiency of earnings to fixed charges	—	$—	$96,266	$71,859	$53,320